Filed by Coca-Cola HBC AG

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rules 14d-2 and 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

TRANSACTION UPDATE 1 Q: Could you give us an update on the timeframe for the implementation of the proposed transaction in view of your announcement in January? We expect that the acceptance period for the offer will commence in March following the completion of the audit of our full-year 2012 financial statements. We expect that the share exchange offer will be completed early in the second quarter of 2013. Following the successful completion of the acceptance period and reaching control of at least 90% of the voting shares, we will initiate a squeeze out process, in accordance with Greek law. We intend to seek inclusion in the FTSE-100 Index after the completion of the minority squeeze-out.

TRANSACTION “DELAY” 2 Q: Why is there a delay in the execution of the transaction, compared to the timetable you initially discussed? This is a complex and innovative transaction subject, among other things, to approvals of several regulators, including the United Kingdom Listing Authority, the Hellenic Capital Markets Commission and the U.S. Securities and Exchange Commission. It is quite common for transactions of this size and complexity (3 regulators – 4 jurisdictions) to be somewhat time consuming. We are making good progress and expect that the share exchange offer will be completed early in the second quarter of 2013. Q: Is there a risk of further delay? The revised timeline reflects our best estimate based on the progress we have made to date. Q: Could you give us an update on the timeframe for the implementation of the proposed transaction in view of your announcement in January? We expect that the acceptance period for the offer will commence in March following the completion of the audit of our full-year 2012 financial statements. We expect that the share exchange offer will be completed early in the second quarter of 2013. Following the successful completion of the acceptance period and reaching control of at least 90% of the voting shares, we will initiate a squeeze out process, in accordance with Greek law. We intend to seek inclusion in the FTSE-100 Index after the completion of the minority squeeze-out.

TRANSACTION – INDICES 3 Will Coca-Cola Hellenic S.A. stock be deleted from any of the ATHEX Indices? We currently envisage that the stock of Coca-Cola HBC AG will replace the stock of Coca-Cola Hellenic S.A. in the ATHEX indices. Will Coca-Cola HBC A.G. be included in the MSCI Greece index? We currently envisage that the stock of Coca-Cola HBC AG will replace the stock of Coca-Cola Hellenic S.A. in the ATHEX indices. MSCI has stated that if a stock is removed from the MSCI Greece Index (as a result of a future corporate event such as our transaction), it will be immediately substituted by a stock from the MSCI Greece Small Cap Index. MSCI has indicated that it will maintain at all times at least two constituents in the MSCI Greece Index until further notice. It is up to MSCI to decide whether Coca-Cola HBC A.G. will be eligible to participate in the MSCI Greek Indices and so far there has been no official statement to that effect. When do you currently expect to enter the FTSE-100? In light of the updated time-table for the transaction, which points to settlement of the exchange offer in early Q2, we hope to be eligible for inclusion in the FTSE-100 in September, following FTSE’s August quarterly review.

TRANSACTION – DEBT FACILITIES 4 Q: Based on the announcement on October 11, it appears that the new Swiss entity has an additional €1.55bn in debt. Is this the case? It should be noted that the financing facilities held by the Swiss entity are a Bridge Facility and not “debt”, as they have not, and may never, be drawn (except for certain transaction and interest costs) . Upon announcement of the transaction, we had a €1.55bn Bridge Facility arranged, of which €0.5bn has already been cancelled. We expect that only a portion of the remaining €1.05bn will be actually drawn to fund any cash consideration in connection with the planned squeeze-out and the sell-out. In more detail: There were 3 separate parts to this Bridge Facility: 1. €500m was arranged as a contingency to our existing undrawn Revolving Credit Facility (RCF). The RCF has a ‘change of control’ clause that is triggered by the proposed transaction and we needed to secure a formal waiver of the CoC clause by the participating banks. We have already secured the waiver and were able to cancel the €500m contingency arrangement under the Bridge Facility, without incurring any additional costs or fees. 2. €550m corresponds to the maximum amount that could theoretically be needed for the squeeze-out and the sell-out (10% of total capital @ €13.58 per share) plus certain transaction and interest costs. We expect that only a portion will be required and any remaining commitments will be cancelled. We will have a good indication of how much may be required at the end of the acceptance period, and we will know the exact amount at the end of the squeeze-out period. 3. The balance (€500m) has been arranged as part of the LSE listing requirements to demonstrate sufficient working capital for a 12-18 month period following the date of the UK Prospectus. We expect to cancel it when we access the debt markets to refinance our bond maturities.

5 Q: The new facilities that you agreed in October last year had certain expiration dates. Are these dates now being revised given the new timetable? We expect to agree with the lenders to extend these dates to accommodate the new timetable for the transaction and the LSE listing requirement to demonstrate sufficient working capital for the 12-18 month period following the date of the UK Prospectus. Q: Does the new transaction timetable impact any potential refinancing of the USD 500m bond expiring in September 2013? We are confident about our ability to refinance the USD500m bond taking into account the current timetable of the transaction. As we announced last October, we have already agreed with the lenders a special €500m refinancing facility. This facility was arranged as part of the LSE listing requirements to demonstrate sufficient working capital for the 12-18 month period following the date of the UK Prospectus. TRANSACTION DELAY- REFINANCING & EXTENSION OF FACILITIES

6 TRANSACTION COSTS – CCH & SHAREHOLDER Q: What is the cost of the transaction and impact of the bridge financing cost on the P&L? As CCH Group, we incurred €4.2m of audit and advisory fees in 2012. The overall fees will be broadly aligned with market practice for a similar transaction. In terms of the future impact of the transaction and the bridge financing cost on the P&L, the timing and the magnitude will depend on the final timetable, the amounts needed to meet costs and debt service associated with transaction and the amount that could be used in the squeeze-out and sell-out (maximum amount: 10% of total capital @ €13.58 per share). The total cost is not expected to deviate from standard practice for the size of this transaction. Q: Will the listing on the premium segment on the LSE result in additional, ongoing, costs for the Group, compared to the current listing arrangements? We do not expect any material increase in compliance costs. We have been listed for over 10 years on the ATHEX, NYSE and the standard segment of the LSE and we have already adopted a comprehensive compliance program. Specifically with respect to the LSE, we already maintain a standard listing and were paying listing fees. Although there will be some additional ongoing costs these are not expected to be material. Q: What is the transaction related cost for the shareholder? For the accepting shareholders, Coca-Cola HBC AG will be paying the HELEX clearing and settlements fees for any Coca-Cola Hellenic S.A. shares acquired in the exchange offer. Further, according to a recent ruling by the Greek Finance Ministry, shareholders who decide to tender in the exchange offer are exempt from the 0.20% transaction tax. Shareholders should seek advice from their own professional tax adviser regarding their personal tax implications. Also, shareholders holding through nominee institutions should review their arrangements and consult with these institutions.

TRANSACTION – DIVIDENDS – TAX 7 Dividends We intend to continue returning value to our shareholders, whether through dividends or capital returns. As the transaction is in the final stages of being launched, we are not able at this point in time to provide details about this year’s 2012 cash return to shareholders. We will be in a position to give more details after the completion of the transaction. Tax The transaction and consequent change of domicile of the holding company, will not have an impact on the overall tax position of the Group. We expect the Group’s effective tax rate to be in the region of 23-25%. It should be noted that, the reason behind our lower effective tax rate guidance is unrelated to the transaction and is driven by the weighted contribution of country profit and tax rates in the various countries in which we operate. In fact, all things being equal, we expect that in the long term the Group’s effective tax rate will normalise back to previous levels as our established markets return to the previous profit contribution levels. Back-Up The corporate tax charge reflected in the Group’s consolidated accounts a compilation of the tax levied on profits generated in each of the countries in which we operate. These profits will continue to be generated and taxed in each one of our 28 countries of operation. Therefore we expect no change to the overall tax charge or the effective tax rate of the group as a result of the transaction. The holding company’s income is dividends received from its subsidiaries. These dividends originate from profits that have already been taxed in the respective countries in which they were generated. These profits will continue to be taxed at source, at the domestic corporate tax rate applicable in each of the 28 countries where our subsidiaries operate.

Important Notices

General

The exchange offer described herein is addressed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed. The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria. The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of each person wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria (or any documents relating to the U.S. exchange offer other than in the United States or to holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”)) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

In member states of the European Economic Area (“EEA”) other than Greece, the United Kingdom and Austria (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece and Austria, passported), this document and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change. The dates of the exchange offer and the Admission may change. There is no guarantee that the exchange offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and the Admission.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG believes that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola HBC AG is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola HBC AG will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.